UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No.  000-51118

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SoftBrands, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

Two Meridian Crossings, Suite 800
Address of Principal Executive Office (Street and Number)

Minneapolis, Minnesota 55423
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in its press release on August 15, 2005 the Registrant is in the process of restating previously filed financial statements. The Company is filing for this extension in order to make a complete assessment of the impact of the restatement on its internal controls and to ensure all appropriate disclosures in its 10-Q for the quarter ended June 30, 2005 are correct.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David G. Latzke	(612)	851-1500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SoftBrands, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2005	By	/s/ David G. Latzke
			Name:	David G. Latzke
			Title:	SeniorVice President, Chief Financial
Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXPLANATION OF THE ANTICIPATED CHANGE

The registrant has determined that its accounting for income taxes related to income from discontinued operations generated by trust distributions in fiscal 2004 and its interim periods included in previous filings with the Securities and Exchange Commission, was incorrect.  The income tax benefit created by the use of operating losses to shelter income from discontinued operations as a result of trust distributions in the three month period ended December 31, 2003 was reflected in income from discontinued operations rather than applied as a tax benefit to continuing operations as required.  Based upon completion of our preliminary analysis, the corrected treatment results in a $919,000 increase in the income tax benefit from continuing operations for the three months ended December 31, 2003, and a $984,000 increase in the six and nine months ended March 31, 2004 and June 30, 2004 and the year ended September 30, 2004, and an offsetting increase in the income tax provision in discontinued operations.  The adjustment had no impact on previously reported net loss, net cash provided by operating activities and total stockholders’ equity.  The final adjusted amounts related to this matter will be included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, and in our amended Form 10 and our amended Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and December 31, 2004.  The following tables provide a quantitative summary of the anticipated changes:

	Three Months Ended December 31, 2003 (as previously reported)	Adjustment	Three Months Ended December 31, 2003 (as restated)

Income (loss) from continuing operations before provision for income taxes	(2,521)		(2,521)
Provision for income taxes	10	919	(909)
Income (loss) from continuing operations	(2,531)	(919)	(1,612)
Discontinued Operations
Income from discontinued operations, net of tax	2,206	(919)	1,287
Net income(loss)	(325)		(325)

	Six Months Ended March 31, 2004 (as previously reported)	Adjustment	Six Months Ended March 31, 2004 (as restated)

Income (loss) from continuing operations before provision for income taxes	(9,812)		(9,812)
Provision for income taxes	143	984	(841)
Income (loss) from continuing operations	(9,955)	(984)	(8,971)
Discontinued Operations
Income from discontinued operations, net of tax	2,339	(984)	1,355
Net income(loss)	(7,616)		(7,616)

	Nine Months Ended June 30, 2004 (as previously reported)	Adjustment	Nine Months Ended June 30, 2004 (as restated)

Income (loss) from continuing operations before provision for income taxes	(7,419)		(7,419)
Provision for income taxes	273	984	(711)
Income (loss) from continuing operations	(7,692)	(984)	(6,708)
Discontinued Operations
Income from discontinued operations, net of tax	2,339	(984)	1,355
Net income (loss)	(5,353)		(5,353)

	Year Ended September 30, 2004 (as previously reported)	Adjustment	Year Ended September 30, 2004 (restated)

Income (loss) from continuing operations before provision for income taxes	(8,577)		(8,577)
Provision for income taxes	230	984	(754)
Income (loss) from continuing operations	(8,807)	(984)	(7,823)
Discontinued Operations
Income from discontinued operations, net of tax	2,339	(984)	1,355
Net income(loss)	(6,468)		(6,468)

The registrant is simultaneously filing a Current Report on Form 8-K noting that its financial statements for the year ended September 30, 2004 as included in its Form 10, and its interim financial statements for the quarters ended December 31, 2003 and March 31, 2004, as included in its Quarterly Reports on Form 10-Q for the quarters ended December 31, 2004 and March 31, 2005, should no longer be relied upon.

Although the registrant has not yet been required to assess and report on the effectiveness of its internal control over financial reporting, it has concluded that it did not maintain effective internal control over financial reporting related to accounting for income taxes required under SFAS No. 109.  Specifically, the registrant did not maintain effective controls to ensure that the tax accounting was accurately presented for unique transactions and situations or that the related tax accounting was appropriately reviewed to ensure compliance with generally accepted accounting principles.  This control deficiency will result in the restatement of the registrant’s annual consolidated financial statements for the year ended September 30, 2004, and the interim consolidated financial statements during fiscal year 2004 (included in the registrant’s Form 10-Qs for the quarters ended December 31, 2004 and March 31, 2005) as quantified above. Additionally, this deficiency in internal control over financial reporting could result in a misstatement to the tax provision and related tax accounts and disclosures that would result in a material misstatement in the annual or interim financial statements that would not be prevented or detected. Accordingly, management determined that this was a material weakness in internal control over financial reporting as of September 30, 2004 and through June 30, 2005.

Management intends to remediate this material weakness in internal control over financial reporting during 2005 and will report on its status when it files its Form 10-K for the year ending September 30, 2005.  In particular, the registrant intends to

•                  Strengthen its internal knowledge base with expanded training and education.

•                  Expand its review procedures related to unique and specialized transactions.

•                  Review unique and specialized transactions on a contemporaneous basis.

•                  Increase consultations with external experts in the field of accounting, to augment our internal knowledge and experience base.

By implementing internal control improvements, the registrant expects to remediate this material weakness in internal control over financial reporting before September 30, 2006, which is the date with respect to which management, and the registrant’s independent registered public accounting firm, must first report on the effectiveness of its internal control over financial reporting under the Section 404 provisions of the Sarbanes-Oxley Act.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The registrant will continue to improve the design and effectiveness of its disclosure controls and procedures to the extent necessary in the future to provide its senior management with timely access to such material information, and to correct any deficiencies that it may discover in the future.